SICHENZIA ROSS FRIEDMAN FERENCE LLP
61 BROADWAY, NEW YORK NY 10006
TEL  212 930 9700   FAX   212 930 9725   WEB  WWW. SRFF.COM

October 14, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Susann Reilly
   Mail Stop 3561

Re:	Adrenalina (the “Company”)
Amendment No. 3 to Form S-1, filed September 19, 2008
File No.: 333-148836
Exchange Act reports
File No.: 0-52675

Dear Ms. Reilly:

By letter dated October 3, 2008, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Company’s Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”). Below are the Company’s responses to the Staff’s comments. For ease of reference, each response is preceded by the Staff’s comment.

Risk Factors, page 3

1. Please include the disclosure which we requested in comment number two of our letter dated July 2, 2008 and in comment number one of our letter dated September 19, 2008.

The Company has made revisions in accordance with the Staff’s comment. See page 6 of the Registration Statement. In addition, following a conference call with Ms. Reilly of the Staff on October 7, the Company has deleted one of the risk factors relating to internal controls in general. The document now includes just one internal control related risk factor that is focused on the Company’s situation in particular.

Corporate History, page 25

2. The names of the two largest shareholders of Basic Services, Inc. prior to the LQD Adrenalina LLC acquisition do not appear to be correct. Please revise.

The Company has fixed the typographical errors in the names of the shareholders. See page 25 of the Registration Statement.

Other Exchange Act Reports

3. We reviewed your response to our prior comment 11. As indicated, please amend the following

Securities and Exchange Commission
Attention: Susan Reilly, Esq.

periodic reports:

•	10-KSB for the fiscal year ended December 31, 2007
•	10-Q for the period ended March 31, 2008
•	10-Q for the period ended March 31, 2008

Please note (i) our comment below regarding your Section 302 certifications and (ii) the Staff will need sufficient time to review your amended filings.

The Company is aware that it needs to amend the cited reports and is in the process of preparing those documents for filing.

4. We note you have restated your financial statements for the periods ended December 31, 2007, March 31, 2008 and June 30, 2008. However, we do not see where you filed an Item 4.02 8-K disclosing such restatement. Please refer to the instructions of Form 8-K and file any required Item 4.02 8-K as soon as possible, or tell us why you believe such filing is not required.

The Company filed the Form 8-K disclosing the restatement on October 8, 2008.

Section 302 Certifications

5. We note your Section 302 certifications for your Form 10-KSB for the fiscal year ended December 31, 2007 and subsequent Forms 10-Q do not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

•	The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))
•	Paragraph 4(b) as defined in Item 601(31) of Regulation S-K was not included.

Please revise your certifications to address each of the matters noted above.

The Company will include corrected certifications in the cited reports.

Please contact the undersigned at 212-930-9700 with any questions or comments you may have with respect to the foregoing.

Very truly yours,

/s/Louis A. Brilleman